March 6, 2021

Ms. Wendy E. Stark
1529 Hardwood Lane
McLean, VA 22101

PERSONAL and CONFIDENTIAL

Dear Ms. Stark:

I am delighted with the prospect of having you join PPL Services Corporation (PPL). On behalf of PPL, I would like to present our formal offer to you to join us as Senior Vice President, General Counsel and Corporate Secretary, reporting directly to Vince Sorgi, President and Chief Executive Officer, on or about April 12, 2021.

We have provided a level of base salary and performance-oriented incentive programs that will make employment with PPL both challenging and financially attractive.

Our offer includes a first-year compensation program consisting of an annualized salary of $525,000 plus incentive compensation.

As an executive, you will be eligible for various incentives. Currently, the annualized value of these incentives includes: a target annual cash incentive of 75% of your annual salary and long-term incentive (LTI) opportunities totaling 155% of your annual salary. The annual cash incentive award is determined in the first quarter of the year following the performance year. For 2021, you will be eligible for a full annual-incentive award without proration, notwithstanding your partial year of service.

The LTI mix is currently comprised of: (i) 40% in the form of performance units based on relative total shareowner return compared to our peers over a 3-year performance period, (ii) 40% based on PPL's return on equity over a designated performance period (one year for 2021), and (iii) 20% restricted stock units. LTI grants currently vest three years after date of grant.

In addition to the above compensation and awards, you will receive (1) a sign-on bonus of $500,000, of which $250,000 will be paid as soon as practicable following your employment date, the remainder to be paid following completion of two full years of service, and (2) prorated LTI awards as of your start date. If you voluntarily leave PPL prior to the completion of two full years of service, you will be required to return the cash sign-on bonus in full to PPL. Your signature below authorizes PPL to deduct any amounts owed from your final payment.

You will be eligible for PPL's Executive Deferred Compensation Plan (EDCP). The EDCP provides for company matching contributions that cannot be made under the qualified employee savings plan due to certain federal limitations, and it also allows an executive to manage current income taxes.

You will also be eligible for executive financial planning services and executive physical.

We require executives to accumulate PPL stock under our Executive Equity Ownership Guideline Program. In your position, you would be required to hold 200% of your salary in PPL shares by the end of five years of service.

To facilitate your move to the Lehigh Valley, PPL offers generous relocation benefits, which are managed by Xonex. A relocation counselor will be assigned to you to provide support throughout the relocation process. Enclosed is a copy of Relocation Expenses for Employees (GP 504) and the Relocation Expenses for Homeowners Program (Homesale Assistance with Guaranteed Buyout). Additionally, to assist with your transition, PPL is offering you transition support through LINC (Lehigh Valley Inter Regional Networking & Connecting Consortium).

Finally, you will also be eligible for PPL's comprehensive package of other employee benefit plans including the savings 401(k) plan, health benefits, dental, life insurance, and other benefits including vacation, where you will be eligible for five weeks. Enclosed is the 2021 Benefits Summary for Salaried Employees.

This offer is valid through March 12, 2021 and we request your written acceptance on or before that date. Please sign and return the enclosed copy of this letter.

As a Section 16 officer, your employment is contingent on approval of your compensation by the Compensation Committee of PPL's Board of Directors and your election by PPL's Board of Directors to the position of Senior Vice President, General Counsel and Corporate Secretary. Your employment is also contingent upon satisfactory completion of a background check and drug screen. The background check will be coordinated by Spencer Stuart. Additionally, on your first day of employment you will need to complete the government-mandated I-9 form showing proof of employment eligibility under the Immigration Reform and Control Act of 1986.

We recognize that you may be interested in a long-term relationship with the Company, and it is certainly our hope and expectation that such a relationship would develop. Please know, however, that employment at the Company would be on an "at-will" basis. This means that it is for no defined period of time and can be terminated by either you or the Company, with or without cause or advance notice. Of course, as a professional courtesy, we would appreciate advance notification from you of any intended change in your employment status. Likewise, we would attempt, where appropriate, to provide reasonable notice of any intended change in your status.

We are looking forward to you joining us as key member of the leadership team responsible for guiding PPL Services Corporation toward a successful future. Please feel free to contact me at 610-334-8154 or Maria Cherichella, Director, Compensation and Benefits at 484-225-9060 if you have any questions regarding this offer.

Sincerely,

Thomas J. Lynch
Vice President – Human Resources & Chief Human Resources Officer

Enclosures:

- 2021 Benefits Summary for Regular Full-Time PA Employees
- Relocation Expenses for Homeowners (Homesale Assistance with Guaranteed Buyout)

- LINC (Lehigh Valley Inter Regional Networking & Connecting Consortium Brochure

Please sign below to accept this proposal:

Signed: Wendy E Starr Date: 3/8/21